BOXLIGHT CORPORATION
1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

June 30, 2017

Re:	Boxlight Corporation Post-Effective Amendment No. 1 to Form S-1 Filed May 12, 2017 File No. 333-204811

Dear Mr. Mancuso:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated June 7, 2017 (the “Comment Letter”), to Mark Elliott, Chief Executive Officer of Boxlight Corporation (the “Company”) regarding Post-Effective Amendment No.1 to the Registration Statement on Form S-1 (the “Registration Statement”), filed by the Company on May 12, 2017.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter). Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Post-Effect Amendment No.2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

Registration Statement

1.	We note your references in your explanatory note and on pages 10, 26, 67 and 73 to Skyview Capital LLC as “a selling stockholder.” You may not post-effectively amend your registration statement to include the resale of securities by a selling stockholder. Please revise your registration statement accordingly.

RESPONSE: The Amended Registration Statement has been revised to remove the selling stockholder.

2.	Your disclosure indicates that Skyview will be selling your securities for proceeds to satisfy your obligations to Skyview. You say that you will provide Skyview additional cash or arrange for the purchase of unsold securities if the proceeds do not achieve specified levels. You also disclose that you can designate any third party to purchase shares from Skyview at any time. Therefore, it appears that you and Skyview are engaged in a distribution of your securities. Provide us your analysis of how the distribution will be registered consistent with Securities Act Section 5 or is exempt from registration.

RESPONSE: The Amended Registration Statement has been revised to remove the selling stockholder.

Mark Elliott
Boxlight Corporation
June 30, 2017

Prospectus Cover Page

3.	Exchange Act Section 15(d) provides that the duty to file under that subsection is automatically suspended when you have a class of securities registered pursuant to Exchange Act Section 12. Given your Form 8-A filed on September 22, 2015 to register securities under Section 12(b), tell us why you disclose here that you are a reporting company under Exchange Act Section 15(d).

RESPONSE: We have revised the prospectus cover page to reflect that the Company is a reporting company under Section 12(b) of the Exchange Act. We do note, however, that the Company’s common stock is not currently listed on a national securities exchange.

Investors cannot withdraw funds once invested..., page 21

4.	We note your added disclosure that you will place the proceeds from this offering in an escrow account and that the proceeds will not be released to you until the conditions you disclose on your prospectus cover page are met. Please revise your risk factor as appropriate to reflect this disclosure.

RESPONSE: We have deleted this risk factor as it is no longer accurate.

Determination of Offering Price, page 66

5.	The offering price must be fixed for the duration of the offering. Revise the second sentence of this section accordingly.

RESPONSE: As per the Staff’s comment, we have deleted the second sentence of this section.

Undertakings, page 84

6.	Provide the undertakings that Regulation S-K Item 512(a) requires.

RESPONSE: As per the Staff’s comment, we have included all undertakings required under Item 512(a) of Regulation S-K.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (404) 891-1122. In addition, please contact Tahra T. Wright of Loeb & Loeb LLP at (212) 407-4122 if you have any questions or require additional information.

Sincerely,

Boxlight Corporation

By:	/s/ Mark Elliott
Name:	Mark Elliott
Title:	Chief Executive Officer

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